FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of October 2005
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 5667 8282 Fax # 91 22 5665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated October 25, 2005 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: October 25, 2005

Item 1

Tata Motors Limited Bombay House 24, Homi Mody Street, Mumbai 400 001 Maharashtra India
News Release	October 25, 2005

Tata Motors maintains growth in Quarter II Growth in Revenue (15%) & PAT (9%) Exports record 121% growth in volumes

MUMBAI, October 25, 2005: Tata Motors today reported revenues (net of excise) of Rs.4781.31 crores for the quarter ended September 30, 2005, an increase of 15.3%, compared to Rs. 4145.35 crores in the corresponding period of the previous year. Profit Before Tax was Rs.454 crores, an increase of 6.3% over Rs.427.21 crores, while Net Profit increased by 9.3% to Rs.337.87 crores compared to Rs.309.21 crores. The Operating Margin was 12.05% for the Quarter, as compared to 12.5% in the corresponding period of the previous year.

The sales volume for the Quarter at 107,066 units, grew by 12% over 95,576 units in the corresponding period last year. The company exported 13,994 vehicles during the Quarter, a strong growth of 121% over 6,333 units last year.

Half Year

The company's revenues (net of excise) for the first half of the year 2005-06 was Rs.8644.90 crores, an increase of 12.02%, over Rs.7717.44 crores in the previous year. Profit Before Tax was Rs.814 crores, an increase of 11.46% over Rs.730.30 crores, while Net Profit increased by 14.6% to Rs.610.54 crores compared to Rs.532.57 crores.

The company's sales volume for the first half at 194,558 units, grew by 7.8% over 180,494 units in the corresponding period last year. The newly launched mini-truck, Ace, a common rail engine (DICOR) powered Safari and the high-end Indigo SX range have been received well in the market.

The company exported 23,067 vehicles during the first half, a strong growth of 117.76% over 10,593 vehicles last year.

The Audited Financial Results for the Quarter and Half year ended September 30, 2005, are enclosed.

The audited financial results, for the Quarter ended June 30, 2005, are enclosed.

TATA MOTORS LIMITED Regd. Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.
AUDITED FINANCIAL RESULTS FOR THE QUARTER/HALF YEAR ENDED SEPTEMBER 30, 2005
Particulars			Quarter ended September, 30		Six months ended September 30,		Year ended March, 31
			2005	2004	2005	2004	2005
(A)
1	Vehicle Sales:(in Nos.)
	Commercial vehicles		50115	44076	87343	83953	189993
	Passenger cars and Utility vehicles		42957	45167	84148	85948	179076
	Exports		13994	6333	23067	10593	30497
			107066	95576	194558	180494	399566
2	Vehicle Production:(in Nos.)
	Commercial vehicles		59687	47628	104795	93228	209886
	Passenger cars and Utility vehicles		48166	48924	95053	91115	191055
			107853	96552	199848	184343	400941
(B)			(Rupees Crores)
1	Sales/Income from operations		5,568.07	4,886.14	10,121.28	9,129.08	20,482.57
	Less: Excise Duty		786.76	740.79	1,476.38	1,411.64	3,063.44
	Net Sales/Income from operations		4,781.31	4,145.35	8,644.90	7,717.44	17,419.13
2	Total Expenditure
	(a)	(Increase) / Decrease in stock in trade and work in progress	(116.54)	(1.10)	(485.95)	(250.35)	(144.00)
	(b)	Consumption of raw materials & components	3,377.62	2,801.98	6,259.28	5,382.05	11,929.48
	(c)	Staff cost	274.23	258.99	550.17	495.13	1,039.34
	(d)	Other expenditure	669.96	565.52	1,257.61	1,141.21	2,423.22
	(e)	Sub total 2(a) to 2(d)	4,205.27	3,625.39	7,581.11	6,768.04	15,248.04
3	Operating profit [1-2]		576.04	519.96	1,063.79	949.40	2,171.09
4	Other income		58.04	70.59	116.33	111.83	166.09
5	Interest
	(a)	Gross interest	68.27	54.86	138.90	108.46	220.77
	(b)	Capitalisation of interest/Interest income	(22.21)	(15.08)	(41.83)	(27.10)	(66.62)
	(c)	Net interest	46.06	39.78	97.07	81.36	154.15
6	Product development expenses		5.81	15.73	13.17	42.34	67.12
7	Depreciation and Amortisation		127.20	106.82	253.86	205.15	450.16
8	Profit before exceptional items and tax [3+4-5-6-7]		455.01	428.22	816.02	732.38	1,665.75
9	Exceptional Items
	(a)	Employee separation cost	1.01	1.01	2.02	2.08	4.18
	(b)	Provision for diminution in value of investments	-	-	-	-	9.67
	(c)	Sub total of 9(a) and 9(b)	1.01	1.01	2.02	2.08	13.85
10	Profit before tax [8-9]		454.00	427.21	814.00	730.30	1,651.90
11	Less: Provision for taxation
	(a)	Current Tax	101.91	103.25	185.89	194.92	363.82
	(b)	Deferred Tax	14.22	14.75	17.57	2.81	51.13
	(c)	Sub total of 11(a) and 11(b)	116.13	118.00	203.46	197.73	414.95
12	Profit after tax [10-11]		337.87	309.21	610.54	532.57	1,236.95
13	Paid-up Equity Share Capital (Face value of Rs. 10 each)		376.30	359.10	376.30	359.10	361.79
14	Reserves excluding Revaluation Reserve						3,749.60
15	Basic EPS (not annualised) Rupees		8.98	8.63	16.23	14.90	34.38
	Diluted EPS (not annualised) Rupees		8.46	8.07	15.29	13.99	32.23
16	Aggregate of Non-Promoter Shareholding
	-	Number of Shares	247228908	240765835	247228908	240765835	244718237
	-	Percentage of shareholding	65.71%	67.16%	65.71%	67.16%	67.65%

Notes:-
1)	Figures for the previous period have been regrouped/reclassified wherever necessary.
2)

The Company has allotted 1,45,04,949 Ordinary Shares on August 18, 2005, to the Equity shareholders of erstwhile Tata Finance Limited, as per the Scheme of Amalagamation approved by the Hon'ble High Court of Judicature at Bombay.

3)

During the quarter, the Company funded its indirect subsidiary Tata Technologies US, for an amount of GBP 53.5 Million (Rs.411.42 Crores), for the acquisition of INCAT International PLC., a UK based company, engaged in the business of Product Lifecycle Management, engineering and design, IT software and infrastructure services and solutions.

4)

The above financial results for the quarter/half year ended September 30, 2005 include the results of the operations of Tata Finance Limited (TFL), Telco Dadajee Dhackjee Limited (TDDL) and Suryodaya Capital and Finance (Bombay) Limited (SCFL), for the period April 1, 2005 to September 30, 2005. The comparative figures for the quarter/half year ended September 30, 2004 and for the year ended March 31, 2005 as shown above, do not include the result of the operations of TFL, TDDL and SCFL, and as such, the financial results for the quarter/half year ended September 30, 2005, are not comparable to this extent.

5)

The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing thereof. These, in the context of Accounting Standard 17 on Segment Reporting, issued by the Institute of Chartered Accountants of India, are considered to constitute one single primary segment.

6)

As on July 1, 2005, 1 Investor complaint was outstanding. The Company received 100 complaints during the said quarter and disposed off 29 complaints by September 30, 2005. There were 72 complaints unresolved as on September 30, 2005, out of which 71 complaints pertain to non-receipt of dividend.

7)	The Statutory Auditors have carried out an audit of the results stated in (B) above for the quarter and half year ended September 30, 2005.
The above Results have been reviewed by the Audit Committee of the Board and were taken on record by the Board of Directors at its meeting held on October 25, 2005.
Mumbai, October 25, 2005	Tata Motors Limited Ratan N Tata Chairman

For further press queries please contact Mr Debasis Ray at +91 22 5665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.